Exhibit 19.1

SPECIAL TRADING POLICY AND PROCEDURES

Amended and Restated 2/20/2025

Policy Statement Regarding Insider Trading

The Cheesecake Factory Incorporated (“Company”) has adopted this Special Trading Policy and Procedures (“Policy”) to reduce the risk to the Company and to our directors, officers and employees of securities law violations. This Policy applies, in its entirety, to our Board of Directors and our corporate officers, directors and certain staff members who may have regular access to material, nonpublic information (“Designated Insiders”), in order to help ensure compliance with our Code of Ethics and Code of Business Conduct and with our Code of Ethics for Executive Officers, Senior Financial Officers and Directors by these individuals (collectively, “Codes of Ethics”). In addition, provisions of this Policy that prohibit trading in the Company’s securities when in possession of material, nonpublic information and the prohibitions against hedging and other transactions (under “Additional Prohibited Transactions” below) apply to all staff members, even if not a Designated Insider. You must read, acknowledge your receipt, and agree to be bound by this Policy; and, you must again do so upon request by the Company, from time to time.

Federal and state securities laws prohibit the purchase or sale of a company’s securities by persons who are aware of material, nonpublic information. These laws also prohibit persons who are aware of material, nonpublic information from disclosing the information to others who may trade (i.e., “tipping”). These illegal activities are commonly referred to as “insider trading.” Our Codes of Ethics expressly prohibit such activities.

In order to monitor compliance with this Policy, the Company has designated our Chief Financial Officer as the “Trade Clearance Officer” under this Policy.

Who is an Insider?

The concept of “insider” is broad and generally includes any person who is aware of “material, nonpublic information and who is under a duty to keep this information confidential”. In the case of the Company, we have identified members of our Board of Directors, our corporate officers and directors and certain staff members with regular access to material, nonpublic information as “Designated Insiders.” Our Stock Plan Administrator (“SPA”) maintains a list of Designated Insiders, which is updated from time to time. However, individuals not identified as Designated Insiders may become “temporary insiders” if they become aware of material, nonpublic information.

What is Insider Trading?

The term “insider trading” generally refers to the purchase or sale of a “security” (such as, stock) on the basis of “material, nonpublic information” in violation of a duty of trust and confidence that is owed directly, indirectly or derivatively to the issuer of that security or the shareholders or any other person who is the source of the information. This means that you may not trade in securities of the Company directly or through family members or other persons or entities if you are aware of material, nonpublic information relating to the Company. This also means that you may not trade in the securities of any other company if you become aware of material, nonpublic information about that company in the course of your employment with the Company. By way of example, if you are aware of a pending material transaction with a vendor that has not been made public, not only is trading in our Company’s securities prohibited, but also trading in the vendor’s securities would violate this Policy and possibly securities laws until such information were publicly disclosed.

There are no exceptions for small trades or hardships such as a personal financial emergency.

What is Material Information?

Trading while in the possession of nonpublic information is not a basis for liability unless the information is “material.” “Material information” generally is defined as information for which there is a substantial likelihood that a reasonable investor would consider such information important in making his or her investment decisions, or information that could reasonably be expected to affect the price of a company’s securities. Also, inside information could be deemed material because of its potential effect on the securities of other companies.

The information may be either positive or negative. It is important to remember that materiality always will be judged with the benefit of hindsight.

Although there is no precise, generally accepted definition of materiality, information regarding our Company may be considered “material” if it relates to the following matters, among others:

●	Sales, expenses and earnings (both actual amounts and trends), or related internal expectations, budgets or forecasts
●	Proposals or agreements involving mergers, acquisitions, joint ventures, divestitures, tender offers, leveraged buy-outs or a change in control of the Company or its subsidiaries
●	Significant changes in Company assets, including impairments, write-offs or restructurings
●	Changes in the Board of Directors or executive corporate management of the Company or its subsidiaries or business units, including hirings, transfers, promotions and resignations
●	Changes in relationships with major suppliers or customers, including significant disputes with major suppliers or customers or the acquisition, reduction or loss of important contracts or business relationships
●	Material agreements involving the Company’s operations
●	Important menu or bakery product developments, including pricing strategies
●	Timing and number of future restaurant openings
●	Significant business operational or execution issues
●	Significant corporate finance or tax developments
●	Significant inquiries from governmental agencies

●	Bankruptcy, receivership, debt service or liquidity issues
●	Changes in auditors or significant changes in accounting methods
●	Significant pending or threatened litigation
●	Public offerings or private sales of debt or equity securities
●	Calls, redemptions or repurchases of the Company’s securities
●	Stock dividends or splits
●	Significant cybersecurity or data privacy incidents

If you have a question regarding whether the nonpublic information you have is “material,” you should err on the side of caution and treat the information as if it were material. You may also contact the Trade Clearance Officer or General Counsel for clarification.

What is Nonpublic Information?

In order for information to qualify as “inside” information, it must not only be “material,” but it also must be “nonpublic.” “Nonpublic"” information is information that has not been made available to investors from sources or under circumstances that are generally circulated and known. At such time as nonpublic information is released to the investing public, it loses its status as “inside” information even if it is material. However, for nonpublic information to become public information it must be disseminated through recognized channels of communication designed to reach the securities marketplace, and sufficient time must pass for the information to become available in the market.

To show that information has become public, it is generally necessary to point to some fact verifying that the information has become generally available, such as disclosure by the filing of a Form 10-Q, Form 10-K, Form 8-K or other report with the Securities and Exchange Commission (the “SEC”) or disclosure by release to a national business and financial wire service (such as Dow Jones or Reuters), a national news service or a national newspaper (such as The Wall Street Journal). The circulation of rumors or “talk on the street,” even if accurate, widespread and reported in the media, does not necessarily constitute the requisite public disclosure.

What is “Tipping”?

Communicating material, nonpublic information concerning the Company to others who may then trade in the Company's securities is prohibited. This practice is also known as “tipping.” Both the insider of the Company who communicates such information, even if that insider does not actually trade, and the person who receives the information (a “tippee”) may be liable for insider trading if any prohibited activities occur (including further disclosure to others). Tippees may obtain material, nonpublic information by receiving overt tips from an insider or through, among other things, conversations at social, business or other gatherings. For these reasons, you should never discuss material, nonpublic information with anyone who does not have a need to know such information or in a location where such information will be overheard by anyone who does not have a need to know such information. In addition to this Policy, our Policy and Procedures

Regarding Communications with the Media, Government Agencies and Others prohibits non- authorized staff members from communicating material information to the media and others and provides instructions in the case of inadvertent disclosure.

Penalties for Insider Trading

Penalties for trading when aware of material, nonpublic information or communicating such information to others are severe, both for the individuals involved in such unlawful conduct and, potentially, for their employers. A person may be subject to some, or all, of the legal penalties below (and other legal liability) even if he or she does not personally benefit from the violation (e.g., if the violation was one for tipping information). Penalties include:

●	imprisonment;
●	disgorgement of profits, up to three times the profits gained or losses avoided;
●	criminal fines of up to $5 million for individuals and $25 million for corporations, whether or not the individual or corporation actually benefited; and
●	fines for the employer or other controlling person, such as a supervisor.

In addition, a violation of this Policy is grounds for disciplinary action by the Company, up to and including termination.

The SEC and other governmental agencies vigorously investigate and prosecute illegal insider trading cases. They have successfully prosecuted cases involving trading by insiders, including friends and family members who acted upon “tips.”

Additional Prohibited Transactions

The Company considers it improper and inappropriate for any director, officer or other staff member to engage in short-term or speculative transactions in the Company’s securities. The following transactions are prohibited:

●	Short Sales. You may not speculate in “short sales” of the Company’s securities. A short sale involves the sale of stock that you do not own or that is consummated by the delivery of borrowed shares. Short sale activity may be interpreted as evidence of an expectation on the part of the seller that the securities will decline in value and may reduce the seller’s incentive to improve the Company’s performance. It also may be interpreted to signal to the market that the seller has no confidence in the Company or its short-term prospects.
●	Publicly Traded Derivatives. You may not trade in puts, calls or other derivative securities of the Company, or in any organized market, other than stock purchases and sales in the listing market. Any such transaction is, in effect, a bet on the short-term movement of the Company’s stock (whether up or down) and therefore creates the appearance that the investor is trading based on inside information. Such transactions also may focus the investor’s attention on short-term performance at the expense of the Company’s long-term objectives.

●	Margin Accounts and Pledges. You may not hold the Company’s securities in a margin account or pledge such securities as collateral for a loan. Securities held in margin accounts may be sold by the broker without the customer’s consent if the customer fails to meet a margin call. Similarly, securities pledged (or hypothecated) as collateral for a loan may be sold in foreclosure if the borrower defaults on the loan. Because a margin sale or foreclosure sale may occur at a time when the pledgor is aware of material, nonpublic information or otherwise is not permitted to trade in Company securities, such transactions are prohibited.
●	Hedging Transactions. Certain forms of hedging or monetization transactions, such as zero- cost collars and forward sale contracts, allow a director, officer or other staff member to lock in much of the value of his or her stock holdings, often in exchange for all or part of the potential for upside appreciation in the stock. These transactions allow the director, officer or other staff member to continue to own the covered securities, but without the full risks and rewards of ownership. When that occurs, the director, officer or other staff member may no longer have the same objectives as the Company’s other stockholders. Therefore, such transactions involving the Company’s equity securities are prohibited by this Policy.

Additional prohibitions on certain trades apply to certain corporate executive officers and members of our Board of Directors and are set forth in the Addendum to Special Trading Policy and Procedures for Section 16 Filers.

Trading Windows and Blackout Periods

In order to help prevent individuals from trading Company stock when they may be aware of material, nonpublic information, the Company prohibits all Designated Insiders and their spouses or domestic partners, members of their family living in their household, and anyone else whose transactions in the Company’s stock they control or influence, from trading in Company stock except during “window” periods. A “window” period is a specified time period, generally occurring at quarterly intervals, in which Designated Insiders may be permitted to trade Company stock; provided that they are not aware of material, nonpublic information at the time of the trade. Periods when Designated Insiders are prohibited from trading Company stock are referred to as “blackout” periods. Blackout periods exist between window periods and may also be imposed during regularly scheduled window periods if the Company may be involved in material, nonpublic transactions or events. Although you may not know the specifics of these transactions or events, if a Designated Insider engaged in a trade before such developments were disclosed to the public or resolved, it might expose such person to a charge of insider trading that could be costly and difficult to refute. Also, a trade during such a development could result in significant adverse publicity for the Company. Because material undisclosed events may occur prior to, during or after a regular quarterly window period, until such material information is publicly disclosed, our Trade Clearance Officer and/or General Counsel may initiate a blackout period at any time. Further, the Company reserves the right to extend blackout periods from time to time to all staff members, including those staff members who are not otherwise Designated Insiders, for the reasons stated above.

Even during a window period, you, your spouse or domestic partner, your family members living in your household, or other persons whose transactions in our stock you control or influence may not trade Company securities while you are personally aware of material, nonpublic information. This may result in situations when our window is generally open to Designated Insiders but, due to the unique activities with which you personally are engaged, or due to your position in the Company, the window is not open for you. Our Trade Clearance Officer and/or General Counsel will make this determination at the appropriate times.

The prohibition against trading during a blackout period includes the fulfillment of “limit orders” which only may be placed and remain open during a window period but must be cancelled when the window closes. You are responsible for instructing your broker to cancel any outstanding limit orders (i) when the window closes, (ii) during any blackout period and (iii) at any time you come into possession of material, nonpublic information.

Periodic Blackout Periods

In addition to the restrictions described above, the Company does not allow trading during the following “blackout” periods, in addition to any periods of time that you personally are aware of material nonpublic information:

●	Trading is prohibited beginning eighteen calendar days before the end of the fiscal quarter until the passage of one full trading day following an earnings release for such fiscal quarter, subject to the restrictions below; and
●	Trading is prohibited when the Company issues a release relating to a material event, and no further trading shall be permitted until the start of the third business day following such release.

A “trading day” is a day on which U.S. national stock exchanges are open for trading. If, for example, the Company were to release earnings on Wednesday after 4:00 p.m. Eastern Time, then the blackout period would terminate after the close of trading on Thursday.

Whether or not you are a Designated Insider you, your spouse or domestic partner, any member of your family sharing your household, or any other person whose transactions in our stock you control or influence may not trade in securities of the Company if you are aware of material, nonpublic information about the Company.

Rule 10b5-1 Plans

SEC Rule 10b5-1(c) provides an affirmative defense from insider trading liability if trades occur pursuant to a pre-arranged “trading plan” that meets specified conditions. At this time, the Board of Directors has authorized the use of individual SEC Rule 10b5-1 trading plans only for the Company, members of the Board of Directors of the Company, executive officers and certain other corporate officers who are Section 16 filers. The Company’s policy concerning individual Rule 10b5-1 plans is set forth in the Addendum to Special Trading Policy and Procedures for Section 16 Filers. No other Company employees or entities may enter into individual Rule 10b5-1 plans.

Transactions Under Company Stock Plans

This Policy and the trading window period restrictions do not apply to the mere exercise of an employee stock option for cash or to transactions pursuant to an effective Rule 10b5-1 trading plan. This Policy does apply, however, to any sale of stock as part of a broker-assisted cashless exercise of an option, and to any other market sale for the purpose of generating the cash needed to pay the exercise price of an option or tax liability arising on the vesting of restricted stock. The forgoing notwithstanding, the Company requires that on the next market day after the lapse of restrictions on the transferability or sale of restricted shares and restricted stock units, the Company’s third-party stock plan administrator (“Third-Party Administrator”) will sell on behalf of the grantee (other than Section 16 filers) a sufficient number of shares underlying the award to pay any applicable withholding taxes arising out of the lapse of such restrictions. All staff members who receive options, restricted stock or other equity grants from the Company must utilize the services of the Third-Party Administrator to exercise and sell the Company’s stock (unless you are an executive officer, a member of the Board of Directors or certain other corporate officers who are designated as Section 16 filers, in which case, the Addendum to Special Trading Policy and Procedures for Section 16 Filers applies).

Post-Termination Transactions

After you terminate employment, you may trade in the Company’s stock unless, at the time of the trade, you are aware of material, nonpublic information. Some of our option plans require a terminated employee to exercise vested options within a specified time period after termination of employment. However, if you are aware of material, nonpublic information, you may not trade in the Company securities until that information has become public or is no longer material, even if you have terminated employment.

Reporting of Violations

If you know or have reason to believe that any aspect of this Policy has been or may be violated, you must bring the actual or potential violation to the immediate attention of the Trade Clearance Officer or General Counsel.

Trades in Violation of Policy

Any trade executed in violation of this Policy may be broken at the direction of the General Counsel or Trade Clearance Officer. Any expenses related to any broken trade shall be borne by the individual and not the Company.

Trade Clearance Officer

As noted above, the Company has designated our Chief Financial Officer as the “Trade Clearance Officer” under this Policy. If the Trade Clearance Officer is absent from the office or unavailable, our General Counsel shall act in his or her absence as the Trade Clearance Officer.

Modifications; Waivers

The Company reserves the right to amend or modify the policies set forth herein at any time. Waiver of any provision of this Policy in a specific instance must be authorized in writing by the Trade Clearance Officer, and any such waiver shall be reported to the Board of Directors of the Company at its next regularly scheduled meeting. The procedures set forth herein are in addition to the prohibitions concerning insider trading under our Addendum to Special Trading Policy and Procedures for Section 16 Filers, and the Codes of Ethics and are not a substitute for your obligations under such policies.

Questions

If you have any questions regarding this Policy, you should contact the Company’s SPA, Trade Clearance Officer or General Counsel. You may obtain copies of this Policy from our SPA. You may obtain copies of the Code of Ethics and Code of Business Conduct upon request to the Vice President, Staff Relations. Members of the Board, executive officers of the Company and certain designated staff members are subject to Code of Ethics for Executive Officers, Senior Financial Officer and Directors, and a copy of such code will be provided to you upon request. Copies of such codes are also available on the Corporate Governance page of the Investors section of Company’s website at www.thecheesecakefactory.com.

ADDENDUM TO SPECIAL TRADING POLICY AND PROCEDURES

Amended and Restated 7/27/2023

Policy Statement Regarding Section 16 Filers

The Company adopted a Special Trading Policy and Procedures to reduce the risk of securities law violations. This Addendum to the Special Trading Policy and Procedure for Section 16 Filers (“Addendum”) is in addition to such Special Trading Policy and Procedures and is adopted to set forth certain procedures applicable only to persons (“Section 16 filers”) who are subject to Section 16 of the Securities and Exchange Act of 1934, as amended (the “Act”). Any capitalized terms not defined in this Addendum are defined in the Special Trading Policy and Procedures. “Policy” refers collectively to the Special Trading Policy and Procedures and this Addendum.

Section 16 Filers

Our Board of Directors, our executive officers and certain other designated corporate officers are Section 16 filers and are subject to Section 16 of the Act. As Section 16 filers, these individuals are required to file information with the Securities and Exchange Commission (“SEC”) each time they have a change of beneficial ownership of the Company’s securities, including as a result of trading in the Company’s securities. In order to help ensure that prohibited trades do not occur by Section 16 filers even during open window periods, this Policy requires Section 16 filers to pre-clear their intent to trade with the Company’s Trade Clearance Officer, or if not available, then our General Counsel. The pre-clearance must be in writing and may be by email. The Trade Clearance Officer will endeavor to respond to requests for clearance within 24 hours of receipt of a request.

The Trade Clearance Officer may refuse to authorize any transaction if he/she determines that it could give rise to a charge of insider trading. The Trade Clearance Officer may consult with the Company’s General Counsel or outside legal counsel before responding to a pre-clearance request. After receiving permission to engage in a trade, a Section 16 filer should complete the trade within the applicable open window period and within the earlier of (i) five (5) business days of receiving authorization to trade by the Trade Clearance Officer or (ii) before such time as the Section 16 filer becomes aware of material, nonpublic information about the Company before completing the trade. After five business days have lapsed, a new trading request must be submitted and authorization provided prior to trading in the Company’s securities. However, even if a Section 16 filer obtains pre-clearance during an open window period, neither such person nor his/her spouse or domestic partner, nor any member of their family living in their household, nor any other person whose transactions in our stock they could control or influence, may trade in securities of the Company if such person becomes aware of material, nonpublic information about the Company.

Rule 10b5-1 Plans

SEC Rule 10b5-1(c) provides an affirmative defense from insider trading liability if trades occur pursuant to a pre-arranged Rule 10b5-1(c) trading plan that meets specified conditions.  Under this rule, if a Section 16 filer enters into a binding contract, an instruction or a written plan that specifies the amount, price and date on which securities are to be purchased or sold, and these arrangements are established in good faith at a time when the Section 16 filer does not possess material, nonpublic information, and the person who entered into the Rule 10b5-1(c) trading plan has acted in good faith with respect to the Rule 10b5-1(c) trading plan, then such person may claim a defense to insider trading liability if the transactions under such an arrangement occur at a time when the Section 16 filer subsequently learns material, nonpublic information. Rule 10b5-1(c) trading plans may specify amount, price and date through a written formula, algorithm or computer program, or may specify trading parameters which another person has discretion to administer, but the Section 16 filer must not exercise any subsequent discretion affecting the transactions. If the Section 16 filer’s broker or any other person exercises discretion in implementing the trades, the Section 16 filer must not influence his or her actions and such broker or other person must not possess any material, nonpublic information at the time of the trades. Rule 10b5-1(c) trading plans can be established for a single trade or a series of trades; provided that only one single trade plan may be in effect during any consecutive twelve (12)-month period. It is important that a Section 16 filer properly document the details of such a trading plan.

At this time, our Board of Directors has authorized the use of Rule 10b5-1(c) trading plans only for the Company and Section 16 filers. No other Company employees or entities may enter into a Rule 10b5-1(c) trading plan with respect to Company securities. Please note that, in addition to the requirements of a Rule 10b5-1(c) trading plan described above, if you are a Section 16 filer, your Rule 10b5-1(c) trading plan must also conform to the following requirements in addition to all applicable requirements under Rule 10b5-1:

●	Pre-Clearance. You must first pre-clear the Rule 10b5-1(c) trading plan with our General Counsel, in writing, and once clearance is given, provide a copy to our Stock Plan Administrator (the “SPA”). Any such plan entered into by our General Counsel or SPA (if such person is a Section 16 filer) must be pre-cleared by the Trade Clearance Officer.
●	Open-Window. You may enter into a Rule 10b5-1(c) trading plan only during an open window period.
●	Waiting Period. The Rule 10b5-1(c) trading plan must provide for a cooling-off period between adoption of such plan and the date that the first trade under such plan may occur that extends to the later of 90 days after adoption or modification of a Rule 10b5-1(c) trading plan or two (2) business days after filing the Form 10-K or Form 10-Q covering the fiscal quarter in which the Rule 10b5-1(c) trading plan was adopted, up to a maximum of 120 days.
●	Duration. The Rule 10b5-1(c) trading plan must terminate by its terms no later than twenty-four (24) months from its effective date.

●	Number of Plans. Individuals may not adopt more than one Rule 10b5-1(c) trading plan at a time except under the limited circumstances permitted by Rule 10b5-1 and subject to pre-clearance by the General Counsel or the Trade Clearance Officer. Plans that authorize sell-to-cover transactions to satisfy tax withholding obligations incident to the vesting of equity awards are permitted even if an individual has another Rule 10b5-1(c) trading plan in place, as long as the sell-to-cover plan authorizes an agent to sell only the securities necessary to satisfy the tax withholding obligations, and the individual does not otherwise control the timing of the sales.
●	Alteration or Deviation from the Plan. You will not have the benefit of the affirmative defense if your purchases or sales were altered or deviated from the contract, instruction or plan (whether by changing the amount, price or timing of such transactions) or if you enter into or alter a corresponding or hedging transaction or position with respect to the securities subject to your Rule 10b5-1(c) trading plan. As a reminder, the Policy prohibits you from hedging the Company’s stock, among other prohibited transactions, whether or not you have a Rule 10b5- 1(c) trading plan in place.
●	Termination. Once adopted, the Rule 10b5-1(c) trading plan must provide that it may not be amended or terminated earlier than originally stated, absent any of the following circumstances:
◾	the commencement or impending commencement of any proceedings in respect of or triggered by your bankruptcy or insolvency;
◾	extraordinary circumstances such as your death, disability or other catastrophic events;
◾	your broker’s termination of the plan (for any reason other than your direction in any of the circumstances set forth in this Section), including without limitation, due to your failure to comply in any material respect with any applicable law and/or any obligation under such plan; or
◾	upon any of the following occurring:
-	A public announcement has been made of a tender offer involving the Company’s securities;
-

A definitive agreement has been announced relating to a merger, reorganization, consolidation or similar transaction in which the securities covered by your plan would be subject to a lock-up provision;

-	A sale has been made of all or substantially all of the assets of the Company on a consolidated basis to an unrelated person or entity,

or if a transaction affecting the Company occurs in which the owners of the Company’s outstanding voting power prior to the transaction do not own at least a majority of the outstanding voting power of the successor entity immediately upon completion of the transaction;

-	A dissolution or liquidation of the Company takes place or there is a commencement or impending commencement of any proceedings in respect of or triggered by the Company’s bankruptcy or insolvency; or
-

Your plan or its attendant transactions violates or is likely to violate existing, new or revised federal or state laws or regulations, or causes or is likely to cause a breach of a contract or agreement to which the Company is a party or by which the Company is bound.

Any amendment or termination also must be pre-approved by General Counsel under the procedures described above for pre-approval of the underlying plan, and any modifications of a Rule 10b5-1(c) trading plan that change the amount, price or timing of the purchase or sale of the securities underlying a Rule 10b5-1(c) trading plan will trigger a new cooling-off period. Notice of amendment or termination of any Rule 10b5-1(c) trading plan must be provided to General Counsel no later than two (2) business days after the effective date. Transactions effected pursuant to a pre-cleared Rule 10b5-1(c) trading plan meeting the requirements described above, and such other reasonable requirements as may be imposed by the General Counsel or the Trade Clearance Officer, will not require further pre- clearance at the time of the trades(s) made pursuant to such plan.

The Company reserves the right to publicly disclose, announce or respond to inquiries from the media regarding the adoption, modification or termination of a Rule 10b5-1(c) trading plan and non-Rule 10b5-1 trading arrangements, or the execution of transactions made under a Rule 10b5-1(c) trading plan.  The Company also reserves the right from time to time to suspend, discontinue or otherwise prohibit transactions under a Rule 10b5-1(c) trading plan if the General Counsel or the Board of Directors, in its discretion, determines that such suspension, discontinuation or other prohibition is in the best interests of the Company.

Compliance of a Rule 10b5-1(c) trading plan with the terms of Rule 10b5-1 and the execution of transactions pursuant to the Rule 10b5-1(c) trading plan are the sole responsibility of the person initiating the Rule 10b5-1(c) trading plan, and none of the Company, the General Counsel, the Trade Clearance Officer or the Company’s other employees assumes any liability for any delay in reviewing and/or refusing to approve a Rule 10b5-1(c) trading plan submitted for approval, nor the legality or consequences relating to a person entering into, informing the Company of, or trading under, a Rule 10b5-1(c) trading plan.

Transactions Under Company Stock Plans

The Company does not require Section 16 filers to utilize the services of the Company’s Third- Party Administrator and prohibits Section 16 filers from using the Company’s Third-Party Administrator for broker-assisted cashless exercises. All sales of Company securities by affiliates of the Company, including Section 16 filers, must be broker-assisted (i.e., may not be conducted electronically without the assistance of a broker) and must comply with Rule 144 of the Act, and all applicable securities laws.

Prohibitions on Short Swing Transactions

In addition to the transactions prohibited by the terms of the Special Trading Policy and Procedures, Section 16 filers may not engage in “short swing” transactions (i.e., both a purchase and a sale of the Company’s securities within a six-month period without an exemption from Section 16(b) available with respect thereto), regardless of whether such transactions occur during an open window period or pursuant to a Rule 10b5-1(c) trading plan and without regard to whether the Section 16 filer is in possession of material, nonpublic information. Please see “Section 16 of the Securities Exchange Act of 1934” below for a description of certain exemptions from Section 16(b) liability.

Section 16 Filers Post-Trade Reporting

Section 16 filers are required to report to the SPA, not later than the end of the day in which the transaction occurs, any (i) transaction in securities of the Company with respect to which such person has the opportunity, directly or indirectly, to profit or share in any profit and (ii) dispositions of equity securities of the Company by gift. Section 16 filers are required to report the date of the transaction, quantity of shares, price and broker through which the transaction was effected, by  electronic mail. This obligation may be fulfilled by the broker involved reporting this information to the SPA within the timeframe specified above.

Section 16 of the Securities Exchange Act of 1934

Section 16 filers also must comply with the reporting obligations and limitations on short- swing transactions set forth in Section 16 of the Act (see “Prohibitions on Short Swing Transactions” set forth above). Section 16(b) of the Act requires these individuals to disgorge any profits realized, directly or indirectly, on a “short swing” transaction (i.e., any non-exempt purchase and sale, or any non-exempt sale and purchase, of Company stock within less than six (6) months). The highest priced sale will be matched with the lowest priced purchase within the six-month period, and any difference must be returned to the Company regardless of whether the Section 16 filer actually realized any gain. Section 16(b) of the Act allows the Company or any shareholder to file suit against these individuals to disgorge such profits and may subject the Company and the individual to attorneys’ fees and costs. An exemption from Section 16(b) of the Act generally applies to the exercise of a stock option that meets certain requirements, such that the option exercise will not be matched with the sale of the underlying shares issued upon exercise of the option even when the sale occurs on the same day as the option exercise. However, the sale of the underlying shares in the open market is not exempt, such that, for example, the sale may be matched with a non-exempt open market purchase within the preceding or following six (6) months.

In addition, Section 16 filers must report all transactions in the Company’s stock, including transactions that are not otherwise subject to this Policy (such as gifts, stock option exercise- and-hold transactions and other changes in beneficial ownership). Failure to report, or the late report of, a transaction required to be reported by Section 16(a) of the Act is a violation of federal law, potentially subjecting the Section 16 filer to monetary penalties and requiring the Company to disclose the delinquent or missing filing in its Proxy Statement and Annual Report on Form 10-K. While the SPA may assist Section 16 filers in fulfilling their reporting obligations, it is the individual Section 16 filer’s responsibility to file all required reports.

Questions

If you have any questions regarding this Policy, you should contact the Company’s SPA, Trade Clearance Officer, or General Counsel.

You may obtain copies of this Policy from our SPA. You may obtain copies of the Codes of Ethics from the Vice President, Staff Relations. Copies of such codes are also available on the Corporate Governance page of the Investor’s section of Company’s website at www.thecheesecakefactory.com.